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UKRNAFTA

УКРНАФТА

annual report 2003 річний звіт

Зміст



Наша місія:

ВАТ „Укрнафта" – провідна вітчизняна нафтогазова компанія, яка охоплює різні регіони України із заходу на схід, поважає особливості та різноманітність кожного краю та об'єднує їх однією місією – найбільш ефективний видобуток та використання вуглеводневих запасів України для забезпечення балансу інтересів наших акціонерів, споживачів, працівників та держави.



Наша мета:

вертикально-інтегрована компанія, що постачає життєво необхідні енергопродукти і послуги та має стійку конкурентну позицію за рахунок:

- стабілізації видобутку,
- впровадження нових технологій,
- підвищення професіоналізму працівників,
- здійснення продуманої екологічної політики.

Місія та Мета

Масштаби бізнесу Компанії

На початку 2004 року ВАТ „Укрнафта" відзначила своє десятиліття. За цей час Компанія стала флагманом українського ринку видобутку і переробки нафти.

Вперше за останні роки нам вдалося не тільки стабілізувати діяльність Компанії, а й домогтися зростання її потенціалу. Цьому сприяли нові підходи у її менеджменті, пошук шляхів розширення сировинної бази та цілеспрямованість на оптимізацію виробництва.

Протягом 2003 року в порівнянні з 2002 роком Компанія досягла зростання наступних показників у виробничій та фінансовій діяльності:

- видобутку нафти з конденсатом – на 2,97%, газу – на 0,61%;
- обсягів буріння – на 2,55%;
- кількості введених в експлуатацію нових свердловин – на 3 свердловини;
- виробництва зрідженого газу – на 1,44%, стабільного бензину – на 16,11%;
- обсягів реалізації нафти з газовим конденсатом та продуктів газопереробки – на 2,1%;
- доходу – на 1 252,8 млн. грн.;
- чистого прибутку – на 443,9 млн. грн.;
- бюджетних платежів усіх рівнів – на 205,4 млн. грн.

Дотримання вірно обраної стратегії діяльності та напрацьовані у 2003 році


2 812
2 895,4
1 405,2
1 506,8
2002
2003
I півр. 2003
I півр. 2004

Видобуток нафти з конденсатом, тис. тонн.


3 254,8
3 274,6
1 582,6
1 673,0
2002
2003
I півр. 2003
I півр. 2004

Видобуток газу, млн. м^3.


138,3
140,3
71,4
77,8
2002
2003
I півр. 2003
I півр. 2004

Виробництво зрідженого газу, тис. тонн



Інформуючи на сторінках цього звіту про діяльність провідної нафтогазової компанії України ми маємо за мету звернути Вашу увагу на виробничий та кадровий потенціал, фінансові та технічні можливості ВАТ „Укрнафта", які дозволяють на різних рівнях взаємовигідного співробітництва вирішувати питання розвитку нафтогазового комплексу як на території України так і за її межами.

Звернення до акціонерів

Шановні панове!

2003 рік позначився в історії ВАТ „Укрнафта" низкою подій, що забезпечують поступальний розвиток Компанії та дозволяють з оптимізмом дивитись у майбутнє. Компанія посилила позитивну тенденцію до нарощування обсягів видобутку нафти з конденсатом та газу, в порівнянні з минулим роком зросли обсяги буріння та виробництво продуктів газопереробки.

Відчутно зросли активи Компанії та прибуток. Протягом року нам вдалось збільшити валовий дохід від реалізації на 47%, а чистий прибуток – збільшився в два рази.

Суворий контроль за надходженням коштів від реалізації продукції дозволив забезпечити своєчасні надходження поточних платежів до державного бюджету. Фактичні внески до бюджетів всіх рівнів склали 1,075 млрд. грн., що на 23,6% більше в порівнянні з минулим роком. Внески грошовими коштами становили 96,3% від загальної суми.

Раціональне використання коштів та впровадження у 2003 році системи централізованих закупок матеріально-технічних ресурсів на тендерній основі дозволило Компанії зменшити витрати на матеріали на 70,9 млн. грн.

Сьогоденням галузі є інтенсивна конкуренція і Компанія оперативно реагує на будь-які зміни на ринку. Усвідомлюючи необхідність стабілізації досягнутих результатів та подальшого ефективного розвитку, ми продовжуємо процес створення першої на Україні вертикально-інтегрованої нафтогазової компанії. Протягом 2003 року та першого півріччя 2004 року нами створено власну мережу автозаправних станцій, яка налічує 175 АЗС у 19 регіонах України. В найближчих планах Компанії – інтеграція з нафтопереробним бізнесом та завершення процесу створення ВІНК.

Протягом 2003р. та першої половини 2004 р. здійснено ряд кроків у сфері фінансового менеджменту – впроваджено систему бюджетування, удосконалено систему обміну інформацією.

В рамках реалізації Концепції розвитку інформаційної системи ВАТ „Укрнафта" у 2004 році розпочата робота по реалізації проекту створення єдиної системи обліку нафти та газу. До розробки проекту залучені провідні науково-дослідні та проектні організації нафтогазової галузі.

З метою створення на підприємстві комплексної системи керування на базі стандартів ERP, продовжується робота по створенню централізованої системи управлінського та фінансового обліку.

Головним принципом нашої діяльності є дотримання умов економічної доцільності. Вбачаю його в тому, що досягаючи успіху, ми дбаємо про своїх акціонерів, працівників, про майбутнє їх дітей. Ми прагнемо знайти ті підходи та шляхи розвитку, які допоможуть усім нам разом зберегти та примножити здобуті успіхи нашої з Вами Компанії.

Ми завжди відкриті до співпраці і раді розширити коло своїх партнерів, працюючи на перспективу, оправдовуючи заслужену довіру наших акціонерів.

З повагою,

Голова Правління
Ігор Палиця

Стратегія розвитку



З часу свого заснування ВАТ "Укрнафта" впевнено впроваджує політику поєднання інтересів акціонерів і держави, саме тому пріоритетною для неї є реалізація довгострокового плану розвитку з найбільш ефективним використанням ресурсної бази, потенціалу висококваліфікованого персоналу і подальше зростання ринкової вартості акцій.

Стратегічний розвиток ВАТ „Укрнафта" спрямований на реалізацію концепції створення вертикально-інтегрованої компанії.

Протягом 2003 року менеджмент ВАТ „Укрнафта" відповідно до намічених цілей реалізовував заходи, направлені на втілення в життя чергового етапу концепції – створення власної мережі автозаправних станцій.

З цією метою Компанією придбано 175 автозаправних станцій у 19 регіонах держави, а саме:

- Львівська область – 24 АЗС;
- Дніпропетровська область – 18 АЗС;
- Запорізька область – 17 АЗС;
- Рівненська та Черкаська область – по 16 АЗС;
- Тернопільська область – 12 АЗС;
- Закарпатська, Івано-Франківська область – по 11 АЗС;
- Волинська область – 10 АЗС;
- Одеська область – 8 АЗС;
- Кіровоградська та Луганська область – по 6 АЗС;

- Хмельницька область – 5 АЗС;
- Київська область – 4 АЗС;
- Житомирська область – 3 АЗС;
- Донецька, Херсонська, Харківська область та АР Крим – по 2 АЗС.

Наступний та завершальний етап створення цілісного комплексу ВАТ „Укрнафта" – інтеграція з нафтопереробним бізнесом України. Відповідно до Указу Президента України № 814 від 16 липня 2004 року „Про заходи щодо підвищення ефективності управління нафтовою галуззю" буде здійснена передача до статутного фонду Компанії державних пакетів акцій



На даний час Правлінням Компанії розглядається можливість збільшення власної мережі АЗС. До кінця 2004 року планується довести їх кількість до 400, а до 2007 року сформувати власну мережу АЗС із 947 комплексів згідно затвердженої концепції перетворення ВАТ „Укрнафта" в вертикально-інтегровану нафтогазову компанію.

Формування мережі АЗС під брендом вітчизняного виробника не тільки дозволить підвищити економічний та фінансовий потенціал Компанії, але й надасть можливості позитивно впливати на динаміку цін на світлі нафтопродукти, особливо під час різких цінових коливань.

ЗАТ „Укртатнафта" та ВАТ „НПК-Галичина", з подальшим проведенням допемісії акцій ВАТ „Укрнафта", результатом якої стане збереження частки Держави в статутному фонді Компанії в розмірі 50% + 1 акція. Це дозволить завершити вертикальну інтеграцію ВАТ „Укрнафта".

Створення вертикально-інтегрованої компанії сприятиме:

- розширенню асортименту продукції підприємства;
- зниженню залежності ВАТ „Укрнафта" від світових коливань цін на нафту;
- підвищенню ефективності господарської діяльності всіх виробничих складових вертикально-інтегрованої компанії за рахунок наскрізного управління;
- концентрації фінансових та товарних потоків;
- зниженню витрат завдяки економії на масштабах діяльності;
- посиленню конкурентних позицій Компанії на вітчизняному ринку.

Енергія часу



На початку 2004 року Компанія відзначила 10 річницю з моменту створення Відкритого акціонерного товариства "Укрнафта".

Підприємство має багату історію свого розвитку, яка є невід'ємною частиною розвитку нафтогазового комплексу України.

Поштовхом до створення цього славетного підприємства стало відкриття першого нафтопромислу у Передкарпатті та відомого Бориславського родовища ще в другій половині 19-го сторіччя.

ВАТ "Укрнафта" сьогодні – це найбільша в країні нафтогазовидобувна Компанія, що забезпечує понад 91% видобутку нафти, 28% газового конденсату та 16% газу від загального видобутку вуглеводнів в Україні.

Основні види діяльності Компанії включають: проведення геологорозвідувальних робіт; експлуатаційне буріння; видобуток нафти, газу, конденсату; підготовку та переробку газу на території 8 областей країни та реалізацію продукції, в тому числі – світлих нафтопродуктів – через власну мережу автозаправних станцій.

Після інтеграції з нафтопереробним бізнесом України ВАТ "Укрнафта" стане першою вітчизняною вертикально-інтегрованою нафтогазовою компанією.

Ми маємо багатий виробничо-професійний досвід, науково-дослідний та інтелектуальний потенціал і спроможні вирішувати найскладніші проблеми розвитку нафтогазового комплексу України.





Організаційна структура

Відкрите акціонерне товариство "Укрнафта" функціонує як єдиний виробничо-господарський комплекс. Структура Компанії повністю забезпечує потреби підприємства і не залежить від зовнішніх факторів. Вона є функціональною, логічною та керованою, що в цілому зумовлює отримання високих результатів у роботі підприємства.

До складу Компанії належать 6 нафтогазовидобувних управлінь, 3 управління бурових робіт, 3 газопереробні заводи, 2 тампонажних управління, 2 центральні бази виробничого обслуговування, Полтавська воєнізована частина з попередження і ліквідації відкритих нафтових і газових фонтанів, Управління автоматизованих систем, Центр науково-економічних досліджень, Центральна науково-дослідна лабораторія, Центр геолого-тематичних досліджень та Представництва Компанії у Російській Федерації, країнах Близького Сходу та Північної Африки.

Унікальне устаткування, прогресивне обладнання загалом складають високопродуктивні виробничі потужності ВАТ "Укрнафта", що в цілому пояснює високі показники виробничої діяльності.

НГВУ – нафтогазовидобувне управління
ГПЗ – газопереробний завод
УБР – управління бурових робот
ТУ – тампонажне управління

ЦБВО – центральні бази виробничого обслуговування
ЦНДЛ – центральна науково-дослідна лабораторія
ЦНЕД – центр науково-економічних досліджень
ЦГТД – центр геолого-тематичних досліджень
УАС – управління автоматизованих систем
ВЧ – воєнізована частина


НГВУ "Охтирканафтогаз"
НГВУ "Надвірнанафтогаз"
НГВУ "Бориславнафтогаз"
НГВУ "Долинанафтогаз"
Прикарпатське УБР



Загальні збори акціонерів
Спостережна рада
Ревізійна комісія
Правління
НГВУ "Чернігівнафтогаз"
НГВУ "Полтаванафтогаз"
Прилуцьке УБР
Охтирське УБР
Гнідінцівський ГПЗ
Качанівський ГПЗ
Долинський ГПЗ
Долинське ТУ
Полтавське ТУ
Гоголівська ЦБВО
Бориславська ЦБВО
ЦНДЛ
ЦНЕД
ЦГТД
УАС
Полтавська ВЧ
Представництво в Російській Федерації
Представництва в країнах Близького Сходу та Північної Африки

Органи управління

Спостережна Рада

Бойко Юрій Анатолійович
Голова правління НАК „Нафтогаз України",
Голова Спостережної Ради

Швець Микола Антонович
Радник Президента України

Кальченко Михайло Вікторович
Заступник директора департаменту Міністерства палива та енергетики України

Лєдомська Світлана Юріївна
Заступник Голови Фонду державного майна України

Горбунов Олексій Сергійович
Керівник апарату Міністерства економіки та з питань європейської інтеграції

Копилов Вадим Анатолійович
Заступник Голови Державної податкової адміністрації України

Новіков Тимур Юрійович
Акціонер ВАТ „Укрнафта"

Кіперман Михайло Юрійович
Акціонер ВАТ „Укрнафта"

Коломийський Ігор Валерійович
Акціонер ВАТ „Укрнафта"

Балюк Анатолій Іванович
Радник Президента України

Боголюбов Геннадій Борисович
Акціонер ВАТ „Укрнафта"

Ревізійна комісія

Зайцев Володимир Миколайович
Начальник КРУ НАК „Нафтогаз України"
Голова Ревізійної Комісії

Корчага Ніна Володимирівна
Начальник відділу КРУ НАК „Нафтогаз України"

Гольденберг Яків Ізраілевич
Провідний інженер відділу корпоративних відносин ВАТ „Укрнафта"

Сульженко Тетяна Олександрівна
Заступник голови ради Івано-Франківської профспілки працівників нафтової та газової промисловості

Андріяшина Ольга Вікторівна
Директор ТОВ „Доктор Аудит"

Парахоняк Наталія Богданівна
Фінансовий директор Торгового дому "Нафтотрейд"

Правління



Палиця Ігор Петрович
Голова Правління



Франчук Валентин Геннадійович
Член правління,
Перший заступник голови правління – комерційний директор



Пустоваров Володимир Миколайович
Член правління,
Перший заступник голови правління по фінансам



Троценко Володимир Опанасович
Член правління,
Заступник голови правління по переробці нафти та газу



Гнип Михайло Петрович,
Член правління,
Заступник голови правління – технічний директор



Кущ Олексій Єгорович
Член правління,
Заступник голови правління по розвитку та капітальному будівництву



Доліна Наталія Олександрівна
Член правління,
Головний бухгалтер

Бізнес компанії

ВАТ „Укрнафта" сьогодні це:

- понад 91% видобутку нафти, 28% газового конденсату та 16% газу від загального видобутку вуглеводнів в Україні;
- 99 родовищ вуглеводнів на території двох нафтогазоносних регіонів України, що охоплюють Львівську, Івано-Франківську, Чернівецьку, Сумську, Чернігівську, Полтавську, Харківську та Дніпропетровську області;
- 2 446 нафтових та газових свердловин;
- 175 АЗС у 19 регіонах України;
- понад 1,075 мільярда гривень фактичних внесків до бюджету країни тільки за підсумками 2003 року;
- 24 712 працівників, які з року в рік своєю щоденною наполегливою працею примножують досягнуті результати.





Геологорозвідка та бурові роботи






180,5
185,0
90,4
92,3
2002
2003
I півр. 2003
I півр. 2003

Динаміка обсягів проходки, тис. метрів

ВАТ „Укрнафта" здійснює розробку родовищ нафти і газу на території двох нафтогазоносних регіонів України – в Передкарпатському прогині та у Дніпровсько-Донецькій западині. Основні обсяги робіт сконцентровані на високопродуктивних родовищах Східного нафтопромислового регіону України.

Для стабільного нарощування рівнів видобутку нафти і газу в Україні вкрай важливо забезпечити зростання обсягів ресурсної бази за рахунок приростів запасів нафти і газу. Реалізація Програми розвитку геологорозвідувальних та бурових робіт є основним шляхом поповнення ресурсної бази Компанії. Програма передбачає збільшення обсягів пошуково-розвідувального буріння та оптимізацію видобутку нафти і газу з кожної свердловини.

На початок липня 2004 року Компанія розробляла 99 родовищ вуглеводнів, з них 52 нафтових, 33 газових та 14 нафтогазоконденсатних. Розробка 27 родовищ здійснюється із застосуванням методів нагнітання води у продуктивні горизонти з метою підтримання пластового тиску.

Роботи з будівництва розвідувальних та експлуатаційних свердловин здійснюються силами 3 управлінь бурових робіт ВАТ „Укрнафта", а саме: Прикарпатським, Охтирським і Прилуцьким.

В 2003 році завдяки напруженій праці робітників Компанії:

- пробурено 185,0 тис. метрів експлуатаційного та пошуково-розвідувального буріння, що на 4,5 тис. метрів або на 2,5% більше показника 2002 року;
- закінчено будівництво 8 пошуково-розвідувальних свердловин;
- відкрито 7 нових покладів, в тому числі три нових горизонти на Західно-Рибальскій площі, нові горизонти Решетняківського та Східно-Рогінцівського родовища;
- приріст запасів умовного палива в порівнянні з 2002 роком становить 436 тис. тонн.

За результатами роботи в першому півріччі 2004 року:

- обсяги проходки збільшилися в порівнянні з аналогічним періодом минулого року майже на 2 тис. метрів або на 2,1% і склали 92,3 тис. метрів експлуатаційного і розвідувального буріння;
- закінчено будівництво 2 пошуково-розвідувальних свердловин та відкрито новий поклад на Верхньомасловецькому родовищі;
- приріст запасів склав 411 тис. тонн умовного палива.

Нарощування обсягів проходки стало можливим за рахунок:

- покращення організації ведення бурових робіт, зокрема продуктивний час збільшився на 1,6% в порівнянні з минулим роком і склав 95,9%;
- вдосконалення технології буріння, що в свою чергу здійснено завдяки покращенню очистки розчину, використанню нових типів бурових розчинів, впровадженню нових типів бурових доліт.

В своїй діяльності Компанія дотримується всіх вимог чинного законодавства України, які визначають правові, економічні та організаційні особливості користування нафтогазоносними надрами.

Для введення всіх родовищ у промислову розробку Компанія має:

- відповідні ліцензії на видобування нафти і газу; на геологічне вивчення, в тому числі дослідно-промислову розробку – для 34 площ;
- затверджені в установленому порядку геолого-економічні оцінки запасів родовищ за результатами розвідувальних робіт;
- акти на користування земельними ділянками;
- затверджені в установленому порядку технологічні схеми промислової розробки родовищ, а також комплексні проекти їх облаштування.

Подальшу стабілізацію та нарощування видобутку нафти і газу Компанія планує забезпечити за рахунок збільшення обсягів геолого-розвідувального та експлуатаційного буріння, розгортання робіт з інтенсифікації видобутку, нарощування розвіданих запасів.

Видобування нафти та газу



Протягом 2003 року та І півріччя 2004 року Компанія продовжувала нарощувати обсяги видобутку нафти та газу. Так, за результатами виробничої діяльності ВАТ „Укрнафта" за 2003 рік видобуток нафти з конденсатом становив 2895,4 тис. тонн., газу - 3274,6 млн. $м^3$.

Видобуток нафти та газу ведуть 6 нафтогазовидобувних управлінь (НГВУ), три з яких здійснюють свою діяльність в Східному нафтогазовому регіоні – „Чернігівнафтогаз", „Полтаванафтогаз", „Охтирканафтогаз", а інші – на заході країни: „Долинанафтогаз", „Надвірнанафтогаз", „Бориславнафтогаз".

Лідером по видобутку нафти в 2003 році є НГВУ „Охтирканафтогаз" – 54% від загального обсягу видобутої Компанією нафти, а по видобутку газу – НГВУ „Полтаванафтогаз" – 47%.

Збільшення обсягів видобутку нафти з конденсатом та газу стало можливим в першу чергу за рахунок своєчасного та якісного проведення організаційно-технічних заходів, а саме:

- більш якісного підбору об'єктів для буріння, покращення якості завершення нових свердловин та відкриття продуктивних горизонтів;
- впровадження нових технологій у бурінні та сучасного обладнання при введенні в експлуатацію нових свердловин;
- якісного проведення капітальних ремонтів свердловин та виведення свердловин з бездії;

Видобуток нафти з конденсатом, тис. тонн

	2002	2003
НГВУ „Бориславнафтогаз"	91,6	96,7
НГВУ „Надвірнанафтогаз"	155,5	160,2
НГВУ „Полтаванафтогаз"	285,0	292,0
НГВУ „Долинанафтогаз"	318,5	332,6
НГВУ „Чернігівнафтогаз"	449,0	448,2
НГВУ „Охтирканафтогаз"	1512,4	1565,7
ВАТ „Укрнафта"	**2812,0**	**2895,4**


3,3%
5,5%
16,0%
10,1%
11,3%
53,8%
2002
3,3%
5,5%
15,5%
11,5%
10,1%
54,1%
2003

Структура видобутку нафти з конденсатом

■ використання сучасних технологій при проведенні інтенсифікації видобутку нафти і газу;

■ якісного підбору об'єктів і технологій та досконалого проведення робіт по ізоляції пластових вод в свердловинах, переведення їх на інші горизонти, достріли, перестріли та приєднання пластів;

■ впровадження сучасного обладнання для видобутку нафти;

■ покращення стану охорони об'єктів, попередження крадіжок нафти з конденсатом.

Ми прагнемо не зупинятися на досягнутому. У 2004 році Компанія планує подальше збільшення обсягів видобутку нафти з конденсатом – на 3,61% та газу – на 2,30%, що становитиме відповідно – 3 000,0 тис. тонн нафти з конденсатом та 3 350,0 млн. м³ газу.

Концентрація на максимально ефективній розробці існуючих запасів за допомогою цілеспрямованого застосування новітніх технологій дозволяє нам із впевненістю дивитись у майбутнє.





Видобуток природного та попутного газу, млн. м³

	2002	2003
НГВУ „Бориславнафтогаз"	30,9	33,9
НГВУ „Долинанафтогаз"	88,5	93,7
НГВУ „Чернігівнафтогаз"	165,3	175,3
НГВУ „Надвірнанафтогаз"	195,4	198,7
НГВУ „Охтирканафтогаз"	1238,8	1234,0
НГВУ „Полтаванафтогаз"	1535,9	1539,0
ВАТ „Укрнафта"	**3254,8**	**3274,6**


6,0%
5,0%
2,7%
1,0%
38,1%
47,2%
2002
6,0%
5,4%
2,9%
1,0%
37,7%
47,0%
2003

Структура видобутку природного та попутного газу

Переробка енергоносіїв





Газопереробні заводи Компанії є найбільшими в Україні виробниками скрапленого газу та стабільного бензину. Переробка вуглеводнів, які видобуває Компанія забезпечується власними потужностями Гнідинцівського, Качанівського, Долинського газопереробних заводів та Бориславським НГВУ. Кожен із заводів є частиною виробничого комплексу, який дозволяє використовувати ресурси нафтового газу та зменшувати втрати нафти і конденсату при розробці нафтогазових родовищ.

Газопереробні заводи протягом 2003 року збільшили виробництво:

- скрапленого газу – на 2,0 тис. тонн або на 1,4% – з 138,3 тис. тонн у 2002 році до 140,3 тис. тонн у 2003 році;
- стабільного бензину на 27,4 тис. тонн або на 16% – з 171,4 тис. тонн у 2002 році до 198,8 тис. тонн у 2003 році.

Нарощування обсягів виробництва продукції газопереробки в першу чергу зумовлено збільшенням обсягів стабілізації конденсату та збільшенням виробництва широкої фракції легких вуглеводнів.

Крім того, нарощуванню обсягів виробництва продукції газопереробних заводів сприяв ряд інженерно-технічних заходів, направлених на підвищення ефективності роботи технологічних установок ГПЗ.

За підсумками І півріччя 2004 року виробництво зрідженого газу збільшилося на 6,4 тис. тонн або на 9,0% в порівнянні з аналогічним періодом 2003 року і склало 77,8 тис. тонн, стабільного бензину – на 21,6 тис. тонн або на 26,0% і становило 104,8 тис. тонн.

На сьогоднішній день на газопереробних заводах ВАТ „Укрнафта" основною проблемою є заміна морально і фізично застарілого компресорного обладнання, поглиблення переробки газу та збільшення обсягів завантаження існуючих потужностей. Компанія перейшла до завершального етапу тендерного відбору підрядників будівництва, постачальників обладнання та інвесторів реконструкції існуючих та будівництва нових потужностей по компреміюванню та переробці газу.

Компанія планує реалізувати проект по будівництву нового газопереробного заводу потужністю 2 млрд. $м^3$ газу в рік в Полтавській області. Реалізацією проекту передбачено будівництво газопереробного виробництва вартістю близько 70 млн. доларів США. Термін будівництва – 18 місяців. В результаті реалізації проекту Компанія планує щорічно отримувати близько 200 тис. тонн зрідженого газу та 40 тис. тонн стабільного бензину.





Виробництво скрапленого газу та стабільного бензину, тис. тонн

	скраплений газ	стабільний бензин
Бориславське НГВУ	1,7	0,7
Долинський ГПЗ	10,4	4,8
Качанівський ГПЗ	25,5	65,1
Гнідинцівський ГПЗ	102,7	128,2
ВАТ „Укрнафта"	**140,3**	**198,8**


7,4%
1,2%
73,2%
18,2%
Скраплений газ


2,4%
32,7%
0,4%
64,5%
Стабільний бензин

Структура виробництва скрапленого газу та стабільного бензину у 2003 році

Збут продукції





Основними факторами по ступеню впливу на збільшення валового доходу в 2003 році в порівнянні з 2002 роком, виявились:

Зміна структури доходу:

- збільшення виручки від реалізації інших видів готової продукції, продуктів переробки, робіт, послуг та товарів на 620,7 млн. грн. або на 49,5%.

Зміна ціни реалізації:

- збільшення середньої ціни реалізації нафти на 219,86 грн./тонну, що зумовило збільшення виручки від реалізації нафти на 508,5 млн. грн. або на 40,6%;
- збільшення середньої ціни реалізації газу на 10,92 грн./тис. м^3, що з урахуванням зменшення кількості реалізованого газу зумовило збільшення виручки від реалізації газу на 3,8 млн. грн. або на 0,3%;
- збільшення середньої ціни реалізації зрідженого газу і стабільного бензину відповідно на 347,53 грн./тонну і 196,88 грн./тонну, що зумовило сумарне збільшення виручки від їх реалізації на 119,7 млн. грн. або на 9,5%.

Зміна обсягів реалізації продукції:

- зменшення реалізації обсягів конденсату в 2003 році було зумовлено спрямуванням частини конденсату для переробки на Качанівський ГПЗ;

- зменшення реалізації газу в 2003 році стало наслідком передачі обсягів газу для переробки на ГПЗ;
- збільшення реалізації зрідженого газу на 1,5 тис. тонн;
- збільшення реалізації стабільного бензину на 27 тис. тонн.

З червня 2004 року в рамках реалізації стратегії вертикальної інтеграції ВАТ "Укрнафта" почала реалізацію світлих нафтопродуктів через мережу власних автозаправних станцій.

В найближчих планах розвитку підприємства – інтеграція з нафтопереробним бізнесом України, що приведе до розширення номенклатури продукції та забезпечить отримання додаткових прибутків від реалізації продуктів переробки нафти.

Виважене використання унікального положення Компанії на вітчизняному ринку, реалізація концепції створення першої на Україні вертикально-інтегрованої нафтогазової компанії забезпечить баланс інтересів держави, регіонів та кожного акціонера Компанії, створить основи енергетичної безпеки України.



Найменування	2002 рік			2003 рік			Абсолютне	Частка в абсолютному зростанні, %
	обсяги	ціна, грн.	сума, млн. грн.	обсяги	ціна, грн.	сума, млн. грн.	відхилення, млн. грн.	
Нафта, тис. тонн	2 360,9	714,32	1 686,4	2 349,6	934,18	2 195,0	508,5	40,6
Конденсат, тис. тонн	103,5	845,12	87,5	75,6	1 157,72	87,5	0,1	0,0
Газ, млн. м³	2 494,3	162,48	405,3	2 359,1	173,40	409,1	3,8	0,3
Зріджений газ, тис. тонн	135,6	996,45	135,1	137,1	1 343,98	184,3	49,1	3,9
Стабільний бензин, тис. тонн	169,4	1 183,23	200,4	196,4	1 380,11	271,1	70,6	5,6
Реалізація інших продуктів переробки, готової продукції, робіт та послуг, товарів			150,8			771,5	620,7	49,5
Всього			2 665,5			3 918,4	1 252,8	100,0

Цінні папери та акціонерний капітал

Компанія – одна з лідерів українського фондового ринку з ліквідності цінних паперів та за обсягом укладених на ПФТС угод. Ринкова капіталізація у серпні 2004 року складала близько 720 млн. доларів США. Протягом 2002-2004 років вона збільшилась на 460 млн. доларів США. Курс акцій Компанії підвищився в 284 рази і зараз становить 71 грн. за одну акцію.

ВАТ "Укрнафта" створене шляхом корпоратизації і зареєстроване 31.03.1994р. Статутний фонд компанії складає 13 557 127,5 грн. і поділений на 54 228 510 простих акцій номінальною вартістю 0,25 грн. кожна. П'ятдесят відсотків +1 акція, відповідно до Рішення Уряду України передано до статутного фонду НАК "Нафтогаз України" інші 50% акцій належать іншим юридичним та фізичним особам.

Компанія першою серед українських підприємств вийшла на міжнародний фондовий ринок здійснивши у 1999 році програму Американських депозитарних розписок (ADR) першого рівня (депозитарій The Bank of New York). Американські депозитарні розписки включені до лістінгу Берлінської та Франкфуртської фондових бірж, користуються попитом на Американському фондовому ринку. 1 ADR, до якого входять 6 звичайних акцій, зараз коштує більше ніж 80 доларів США.

Акції ВАТ "Укрнафта" протягом останніх років користувались стійким попитом на вітчизняному фондовому ринку, що підтверджується обсягами укладених угод та свідчить про високу привабливість компанії. Станом на 01.09.2004р. акції компанії входять до індексу ПФТС та індексу Frontier Composite, які розраховуються провідним рейтинговим агентством Standart and Poor's для ринків, що розвиваються.

Реалізація концепції створення вертикально-інтегрованої компанії ВАТ "Укрнафта" буде сприяти подальшому росту курсу акцій і капіталізації підприємства. Фінансова стабільність, виробничі здобутки Компанії високий професіоналізм команди управління роблять ВАТ "Укрнафта" інвестиційно привабливою для інвесторів та підвищують котирування акцій товариства.



Котирування акцій Компанії


грн
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
18/1/01
27/7/01
19/11/01
4/3/02
13/6/02
26/9/02
25/2/03
6/6/03
21/10/03
20/1/04
13/04/04
2/8/04
Купівля
Продаж
Ціна останньої угоди

Міжнародна співпраця

В умовах поступового вичерпання запасів української нафти та ускладнення умов її видобування особливе місце у стратегії діяльності Компанії займає розвиток міжнародної діяльності – вихід на світовий ринок послуг з проведення будівництва нафтових та газових свердловин та їх сервісного обслуговування, підготовки та транспорту вуглеводневої продукції та інших супутніх послуг. Здобич нафти в інших країнах на підприємстві розглядається як один з найважливіших елементів диверсифікації поставок.

Спеціалісти Компанії вже мають значний досвід будівництва бурових свердловин в Російській Федерації, Іраку, Індії, Пакистані, Сирії, Алжирі, Лівії, Кубі та В'єтнамі.

2003 рік виявився успішним для Компанії не тільки у виробничій та фінансовій сферах. ВАТ "Укрнафта" зробила ряд успішних кроків й у зовнішньоекономічній діяльності, яка зосереджена на трьох основних напрямках: робота за кордоном, інвестиційна діяльність та придбання імпортного устаткування.

З метою диверсифікації джерел постачання енергоресурсів в Україну, ВАТ "Укрнафта" у 2003 році здійснила ряд заходів, направлених на пошук шляхів виходу на нафтогазові ринки інших країн.

Відповідно до прийнятих у 2003 році Загальними зборами акціонерів рішень створене та працює Представництво ВАТ "Укрнафта" в Москві. За його допомогою було налагоджено співробітництво з компаніями Росії – виробниками нафтопромислового обладнання.

З метою створення спільного підприємства проведено роботу по пошуку партнерів в Казахстані. Проводились переговори щодо співробітництва в країнах Перської затоки: ОАЕ, Кувейті, Катарі, Омані.

На сьогодні за участю Компанії створено та працюють чотири спільні підприємства. Протягом 2003 року нам вдалось збільшити на цих підприємствах рівень видобутку нафти з конденсатом на 22,5%. Показник видобутку газу перевищив минулорічний на 0,3%.

Ефективне виконання виробничої програми Компанії відбулось у тому числі завдяки вчасному забезпеченню підприємства необхідним імпортним устаткуванням на суму біля 6 млн. доларів США.

Планується, що у 2004 році за результатами діяльності спільних підприємств, Компанія отримає додатковий прибуток у розмірі більш ніж 11 млн. грн., а за результатами спільної інвестиційної діяльності – більш ніж 43 млн. грн.

З метою оприлюднення планів розвитку зовнішньоекономічної діяльності Компанія приймає активну участь у міжнародних виставках, конференціях та семінарах.

Для отримання права на участь в міжнародних тендерах і конкурсах на проведення бурових робіт та розробку родовищ Компанія здійснює сертифікацію бурового і нафтопромислового обладнання за міжнародними стандартами. Сертифікація спеціалістів проводиться у міжнародному центрі сертифікації фахівців в Угорщині та інших міжнародних навчальних центрах відповідно до вимог IADC.









В сучасному суспільстві діяльність великих комерційних структур спрямована не тільки на отримання прибутку: одним з найвищих принципів ведення бізнесу є соціальна відповідальність.

Соціальна відповідальність

Кадрова політика



ВАТ "Укрнафта" формує кадрову політику на основі принципів, що гарантують наявність і достатність висококваліфікованих кадрів, культуру виробництва, дотримання професійної етики, соціальної відповідальності, врахування стратегічних пріоритетів Компанії та особистих інтересів кожного працівника. Ми визнаємо наш персонал як найвищу цінність та ключову ланку у досягненні поставлених завдань.

Компанією розроблена Програма кадрового забезпечення та підготовки перспективного керівного складу на 2001-2005 роки, що визначає основні напрямки кадрової політики ВАТ „Укрнафта" на перспективу.

До цих напрямків відноситься:

- формування сучасного управлінського персоналу структурних одиниць та апарату ВАТ „Укрнафта";
- створення сприятливих умов для підвищення ефективності роботи з персоналом;
- запровадження системи по створенню умов для реалізації здібностей обдарованих молодих спеціалістів, розвитку їх інтелектуального і творчого потенціалу, самореалізацію та самовдосконалення;
- впровадження системи безперервного професійного навчання керівних працівників і спеціалістів, удосконалення системи нової підготовки і підвищення кваліфікації робітників, забезпечення необхідними фінансовими ресурсами підготовки кадрів;
- використання нових методів і систем формування кадрового резерву, періодичної оцінки ділових, професійних та особистих якостей працівників шляхом проведення атестації на базі кваліметрічних вимірювань;
- використання комп'ютерних програм „Кадри" для підвищення ефективності управління персоналом, розширенням інформаційного простору та створення банку даних нормативно-правових і методичних документів з питань кадрового менеджменту.

Ефективний та стабільний розвиток Компанії забезпечує більш ніж двадцятичотирьохтисячний колектив. Керівництво підприємства проводить послідовну політику в сфері матеріального стимулювання персоналу. Щоб зацікавити його у виконанні та перевиконанні виробничих завдань з видобутку нафти та газу, введення в експлуатацію нових свердловин та підвищення ефективності роботи, Правлінням Компанії протягом 2003-2004 років неодноразово було підвищено тарифні ставки і посадові оклади працівників підприємства.

Так, у 2003 році середня заробітна плата працівників Компанії у порівнянні з 2002 роком підвищилася на 23,5 % і досягла 1 059 грн. (у 2002 році – 857,5 грн.), а фонд оплати праці зріс на 19,1%, з 263,7 до 314 млн. грн.

Постійно зростаючи фінансові можливості і потенціал Компанії дозволяють їй продовжувати істотно підвищувати заробітну плату працівників і в цьому році. В травні 2004 року тарифні ставки та посадові оклади працівників Компанії підвищено на 20%. Фонд оплати праці на рік при цьому зріс до 377,1 млн. грн. Це рішення прийнято на виконання домовленостей, досягнутих у ході спільного засідання правління та об'єднаного профспілкового комітету працівників ВАТ "Укрнафта", на якому також визнано задовільною роботу по виконанню двосторонніх зобов'язань колективного договору за 2003 рік.

Із 1 серпня 2004 року заробітну плату підвищено ще на 15%. Отже, середньомісячна заробітна плата працівників товариства підвищилась у середньому на 210 гривень, після цього підвищення розрахунково становитиме близько 1590 гривень. Фонд оплати праці, відповідно, зросте в середньому на 5 млн. гривень на місяць.

Сучасна система підготовки і перепідготовки кадрів є запорукою успішного розвитку Компанії та динаміки зростання виробничих і фінансових показників. Базовим закладом освіти, що готує кваліфікованих фахівців у нафтовидобувній галузі є Івано-Франківський інститут нафти і газу. Крім цього, Компанія всебічно сприяє підвищенню професійного рівня своїх працівників – систематично проводяться семінари, тренінги з різних проблем господарської діяльності. Товариство також фінансує здобуття його працівниками другої вищої освіти.






857,5
1059,0
1140,6
1249,4
1590,0
2002
2003
I кв. 2004
01.05 2004
01.08 2004

Середньомісячна заробітна плата штатних працівників ВАТ „Укрнафта", грн.

Соціальна політика



Соціальною політикою Компанії передбачено окремі види соціальних пільг і гарантій для працюючих і пенсіонерів. Серед діючих соціальних пільг та гарантій є такі, як:

- матеріальна допомога багатодітним сім'ям працівників та жінкам, які знаходяться у відпустці по догляду за дитиною;
- позика на поліпшення житлових умов, на будівництво та придбання житла;
- соціальна підтримка молодих спеціалістів;
- адресна допомога більше ніж 11 тисячам пенсіонерів та інвалідам, які працювали у нафтовій галузі.

Однією із складових соціальної політики є підтримка найменш захищених груп населення. Товариство надає благодійну і спонсорську допомогу дошкільним та шкільним закладам, установам ветеранів, жіночим і молодіжним структурам, творчим спілкам, спортивно-оздоровчим і лікувальним закладам.

Серед лікувальних закладів, що отримали унікальний подарунок від НГВУ ВАТ "Укрнафта" у травні 2004 року є Центральна районна лікарня м. Охтирки. Відтепер у терапевтичному відділенні районної лікарні працюватиме новітнє рентгенологічне обладнання виробництва США вартістю близько 500 тисяч гривень.

Компанія приділяє увагу фізичному оздоровленню працівників, адже найголовнішою запорукою її процвітання є здорові, енергійні та сильні духом люди. Наприкінці липня 2004 року на базі Державного університету нафти та газу (м. Івано-Франківськ) пройшла фінальна частина змагань IV літньої Спартакіади працівників ВАТ „Укрнафта". У ній брали участь вісім спортивних команд нафтопромислових районів та структурних підрозділів товариства.

Протягом останніх років у відкритому акціонерному товаристві „Укрнафта" склалася добра традиція, за якої працівники структурних підрозділив Компанії беруть активну участь як у спортивних змаганнях, так і у фестивалях художньої самодіяльності. Третій Фестиваль-конкурс художньої самодіяльності працівників Товариства відбувся в лютому 2004 року в санаторії „Перемога" (смт. Ворзель Київської області).

В Компанії також приділяється значна увага питанням соціальної захищеності сім'ям працівників. Зокрема, у вихідні дні працівники з сім'ями мають змогу відпочити на базах вихідного дня, яких в Товаристві п'ять. На балансі ВАТ „Укрнафта" знаходяться чотири санаторії-профілакторії і один пансіонат. Практично, в усіх структурних одиницях діють медичні пункти, де працюють висококваліфіковані спеціалісти.

З червня 2004 року діють чотири дитячі оздоровчі табори структурних одиниць ВАТ "Укрнафта" у різних регіонах України.

Одним із головних напрямків соціальної діяльності Компанії є фінансування соціального розвитку регіонів України. Так у 2003 році на розвиток регіонів було перераховано 22 668 тис. грн., а саме:

Сумська область	11 875 тис. грн.
Івано-Франківська обл.	3 196 тис. грн.
Чернігівська область	2 747 тис. грн.
Полтавська область	2 500 тис. грн.
Харківська область	2 000 тис. грн.
Львівська область	350 тис. грн.

При цьому за перше півріччя 2004 року на соціальний розвиток регіонів України спрямовано 16 112 тис. грн.

Сподіваємося, що подальше зростання потенціалу Компанії і надалі сприятиме максимально ефективному рішенню всього комплексу соціальних питань, у тому числі і соціального захисту нафтовиків та їх сімей.

Екологія та промислова безпека





Пріоритетним напрямком розвитку Компанії є посилення екологічної безпеки та впровадження природоохоронних і ресурсозберігаючих технологій.

Так, в 2003 році капітальні вкладення в охорону навколишнього середовища склали 2,4 млн. грн. На капітальний ремонт основних виробничих фондів природоохороного призначення направлено 2,7 млн. грн., на поточні витрати з охорони навколишнього природного середовища – 27,9 млн. грн.

План першочергових заходів з охорони навколишнього середовища у 2003 році Компанією виконано повністю. З метою дотримання екологічної безпеки в структурних підрозділах Компанії на 2004 рік заплановано та затверджено основні екологічні показники, природоохоронні і технічні заходи.

Створення безпечних умов праці є одним із головних завдань у виробничій і соціальній діяльності Компанії. Ці заходи необхідні для забезпечення належного функціонування нафтогазового виробництва, що дозволить запобігти серйозним аваріям, виникненню відкритих нафтових і газових фонтанів, зростанню травматизму.

Робота по створенню безпечних умов праці, підвищенню рівня безпеки нафтогазового виробництва носить постійний та плановий характер. Так, відповідно до чинного законодавства розроблено та впроваджуються ряд комплексних заходів з підвищення рівня безпеки праці, функціонує система контролю за станом охорони праці, об'єктами та обладнанням. Створені постійно діючі комісії з охорони праці та пожежної безпеки, якими в 2003 році здійснено 9 комплексних перевірок структурних одиниць. Витрати на заходи з охорони праці в 2003 році склали 10,35 млн. грн.

Компанія й далі спрямовуватиме свої зусилля на мінімізацію та уникнення випадків порушень норм і правил охорони праці та промислової безпеки.

Фінансовий звіт

Аналіз фінансових результатів діяльності

Валюта балансу ВАТ "Укрнафта" станом на 01.01.04 р. складає 6265,0 млн. грн., на 01.01.03 – 4993,7 млн.грн., приріст за 2003 рік складає 1271,3 млн.грн., або 25,5%.

За результатами 2003 року в структурі балансу підприємства співвідношення основних складових активу становить: 79,8% - необоротні активи (основні засоби, незавершене будівництво, довгострокові фінансові інвестиції), 20,2% - оборотні активи (виробничі запаси, готова продукція, дебіторська заборгованість). За 2003 рік частка необоротних активів в структурі балансу збільшилась на 0,9%.

Структура джерел утворення активів ВАТ "Укрнафта" на 01.01.04 р. становить: власний капітал – 84,6%, довгострокові зобов'язання – 0,03%, короткострокові зобов'язання (кредиторська заборгованість за товари, роботи, послуги – 15,2%).

Валовий дохід від реалізації продукції (робіт, послуг) в 2003 році склав 3918,4 млн.грн., що на 1252,9 млн.грн. більше, ніж в попередньому році.

За 2003 р. доходи ВАТ "Укрнафта" – чистий дохід від реалізації продукції, товарів, робіт, послуг , інші операційні доходи, інші фінансові доходи, інші доходи – склали 3 367, 8 млн.грн., що на 1 125,9 млн.грн. (50 %) більше за доходи минулого року.

При цьому чистий дохід від реалізації продукції (товарів, робіт, послуг) збільшився порівняно з 2002 р. на 907,0 млн.грн (44,3 %), що складає 80,6 % загального збільшення доходу.

В 2003 році ВАТ "Укрнафта" було реалізовано такі основні види продукції, як:

- 2359,1 млн.м^3. газу на суму чистого доходу 284,6 млн.грн. (середня ціна склала 120,62 грн./тис.м^3, питома вага в структурі чистого доходу від реалізації 9,6 %);
- 2349,6 тис.тонн нафти на загальну суму чистого доходу 1 591,5 млн.грн. (середня ціна склала 677,34 грн./тонну, питома вага в структурі чистого доходу від реалізації 53,9 %);
- 75,6 тис.тонн стабільного та нестабільного газового конденсату на суму чистого доходу 68,3 млн.грн. (середня ціна склала 902,84 грн./тонну);
- 137,1 тис.тонн скрапленого газу на загальну суму чистого доходу 153,6 млн. грн. (середня ціна склала 1120,3 грн./тонну);
- 196,4 тис.тонн стабільного газового бензину на суму 225,9 млн. грн. (середня ціна склала 1150,37 грн./тонну).

Тенденція зростання фінансових показників діяльності Компанії збереглась і в першому півріччі 2004 року. Так валовий дохід від реалізації та чистий прибуток за 1 півріччя 2004 року склав 2 348 394 тис. грн. та 493 726 тис. грн. відповідно, що на 700 819 тис. грн. та 107 668 тис. грн. відповідно більше ніж за аналогічний період 2003 року.



Дебіторська та кредиторська заборгованість

Фактична дебіторська заборгованість перед ВАТ „Укрнафта" збільшилась з 971,85 млн. грн. на початок 2003 р. на 266,8 млн. грн., і станом на 01.01.2004 р. склала 1238,63 млн. грн.
Дебіторська заборгованість збільшилась по наступних статтях:

- по розрахунках з бюджетом на 50,5 млн. грн., в основному за рахунок невідшкодованого ПДВ;
- по розрахунках за виданими авансами з 87,7 млн. грн. станом на 01.01.03 р., до 207,4 млн. грн. станом на 01.01.04 р. Приріст склав 119,7 млн. грн., за рахунок передплат по контрактах, поставки за якими відбулися в січні 2004 р.;
- по розрахунках за природний газ - за рахунок зростання заборгованості НАК „Нафтогаз України" на 43,6 млн. грн.

В той же час, заборгованість інших дебіторів за продукцію, виконані роботи та надані послуги зменшилась на 65,4 млн. грн.
Кредиторська заборгованість за товари, роботи, послуги по інших поточних зобов'язаннях та отриманих авансах збільшилась з 359,6 млн. грн. на початок 2003 р. на 432,8 млн. грн., і станом на 01.01.2004 р. склала 792,5 млн. грн.
Основними причинами зростання кредиторської заборгованості є :

- виникнення заборгованості перед НАК „Нафтогаз України" в розмірі 245,7 млн. грн. за комерційний газ;
- отримання передплат від покупців продукції в розмірі 63,1 млн. грн., поставка продукції по яких відбулася в 1 кварталі 2004 року;
- поточна заборгованість по розрахунках з бюджетом, в розмірі 118,1 млн. грн., по податках, нарахованих за 4 квартал 2003 року, яка була сплачена вже в січні 2004 року.

Розрахунки з бюджетом

Загальна сума платежів до бюджетів усіх рівнів в 2003 році збільшилася в порівнянні з минулим на 205,4 млн. грн. або на 23,6% і склала 1075,6 млн. грн. Основне збільшення платежів до бюджету відбулося по таких видах податків:

- податок на додану вартість – на 67,3 млн. грн. або на 26,5%;
- податок на прибуток – на 43,1 млн. грн. або на 12,4%;
- рентна плата за нафту, конденсат та газ – на 93,6 млн. грн. або на 52,0%.

Розрахунок коефіцієнтів фінансового стану

При оцінці розподілу активів та капіталу зроблено аналіз коефіцієнтів, які характеризують фінансову стабільність Компанії.

Так, коефіцієнт фінансової стабільності має значення 5,54 при нормі > 1,0, а коефіцієнт фінансової автономії 0,85 при нормі > 0,5.

Ці показники свідчать про фінансову незалежність підприємства від інвесторів, кредиторів, тобто підтверджує встановлений факт зростання фінансової стійкості підприємства.

Операційний аналіз, аналіз операційних витрат та динаміка показників ефективності управління активами у 2003 році свідчать про зростання стабільності фінансового стану підприємства.

Наявна динаміка спрямована в бік збільшення усіх коефіцієнтів: зміни валових продаж, операційного прибутку і прибутковості продаж. У 2003 році значення коефіцієнта зміни валових продаж становить 0,47 проти (–0,18) у 2002 році. Коефіцієнт операційного прибутку збільшився на 2,3% і становить 0,43. Коефіцієнт прибутковості продаж становить 0,30 проти 0,21.

Прибутковість вкладеного капіталу у 2003 році, що розраховується як відношення чистого прибутку до суми власного капіталу, за винятком додаткового капіталу, склала 16,8% проти 1,2% в 2002 році.

Коефіцієнт прибутковості (відношення чистого прибутку до чистого доходу) склав 30,1%. Це означає, що після вирахування всіх витрат в Компанії залишається 30 коп. прибутку від кожної гривні чистого доходу.

Коефіцієнт покриття (поточної ліквідності) це відношення оборотних активів до поточних зобов'язань підприємства, характеризує достатність ресурсів компанії, які можуть бути використані для погашення її поточних зобов'язань. Цей коефіцієнт у 2003 році становив 1,33 при нормі > 1.

Аналіз рентабельності Компанії дає змогу визначити ефективність вкладання коштів у підприємство та раціональність їхнього ви-

Показник	2002	2003	зміна показника
Операційний аналіз			
Коефіцієнт зміни валових продаж	-0,18	0,47	0,65
Коефіцієнт операційного прибутку	0,42	0,43	0,01
Коефіцієнт чистого прибутку (прибутковість продаж)	0,21	0,30	0,09
Показники ефективності управління активами			
Оборотність активів	0,43	0,52	0,09
Оборотність чистих активів	0,49	0,61	0,12
Оборотність дебіторської заборгованості	5,08	8,03	2,95
Середній строк оборотності дебіторської заборгованості, днів	71,85	45,45	-26,40
Оборотність кредиторської заборгованості	5,49	5,76	0,27
Середній строк оборотності кредиторської заборгованості, днів	66,48	63,33	-3,16
Показники рентабельності			
рентабельність активів (майна), ROA, %	9,34	15,81	6,47
рентабельність власного капіталу, ROE, %	10,7	18,32	7,62
Рентабельність чистих активів (або капіталу, що використовується), %	10,6	18,3	7,70
Рентабельність продажу, %	42,59	43,12	0,53

користання. Так рентабельність активів та власного капіталу у 2003 році збільшилась на 6,47% та 7,62% (відповідно) в порівнянні з 2002 роком. Тенденція збільшення спостерігалась і в рентабельності чистих активів, збільшення склало 7,7%.

Таким чином, з точки зору фінансових показників, роботу Компанії у 2003 році можна характеризувати як позитивну. Показники фінансової стійкості, ліквідності, рентабельності активів і капіталу, прибутковості та оборотності активів значно перевищують нормативні значення.

Ми систематично аналізуємо фінансово-господарську діяльність підприємства та вживаємо усіх необхідних заходів для ефективного використання засобів, скорочення витрат на виробництво послуг, економії витрат електричної та теплової енергії, адміністративних витрат, матеріалів тощо.

Впровадження заходів, передбачених планом стратегічного розвитку ВАТ „Укрнафта", здійснення оперативного аналізу собівартості бізнес-процесів, дозволить у наступному році зменшити основні та додаткові витрати та повністю забезпечити річну виробничу програму необхідними коштами.

Аудиторський висновок

Переклад з оригіналу англійською мовою

ERNST & YOUNG

CJSC Ernst & Young Ukraudit
Khreschatyk Street, 19A
Kyiv 01001, Ukraine
Tel.: 380 (44) 490-3000
Fax: 380 (44) 490-3030
Ukrainian Chambers of Auditors
Certificate 0318
www.eyi.com/ukraine

ЗАТ "Ернст енд Янг Украудит"
Україна, 01001 Київ
вул. Хрещатик, 19А
Тел.: 380 (44) 490-3000
Факс: 380 (44) 490-3030
Свідоцтво Аудиторської палати
України 0318

ЗВІТ НЕЗАЛЕЖНИХ АУДИТОРІВ

Акціонерам Відкритого акціонерного товариства "Укрнафта"

Ми виконали аудит поданих нижче консолідованого балансу Відкритого акціонерного товариства "Укрнафта" (надалі – "Підприємство") і його дочірніх підприємств (що надалі разом іменуються "Група") станом на 31 грудня 2003 р. і відповідних консолідованих звітів про прибутки та збитки, зміни у власному капіталі та рух грошових коштів за рік, що закінчився зазначеною датою. Відповідальність за складання цієї консолідованої фінансової звітності несе керівництво Підприємства. В наші обов'язки входить надання висновку щодо цієї консолідованої фінансової звітності на підставі проведеної нами аудиторської перевірки.

За винятком зазначеного в наступному параграфі, ми провели аудит у відповідності до Міжнародних стандартів аудиту. Ці стандарти вимагають, щоб ми спланували та провели аудит з метою отримання достатніх доказів того, що консолідована фінансова звітність не містить суттєвих помилок. Аудит включає перевірку, на основі тестів, інформації, яка підтверджує суми та розкриття, наведені у цій консолідованій фінансовій звітності. Аудит також включає оцінку застосованих принципів бухгалтерського обліку та суттєвих припущень, зроблених керівництвом Підприємства, а також оцінку загального представлення консолідованої фінансової звітності. Ми вважаємо, що виконаний нами аудит становить прийнятну основу для надання аудиторського висновку.

Як зазначено у Примітці 3 до консолідованої фінансової звітності, станом на 31 грудня 2002 р. облікові записи стосовно основних засобів, придбаних до 1 січня 2001 р., не були призначені для того, щоб забезпечити їх представлення у відповідності до Міжнародного стандарту бухгалтерського обліку (МСБО) №16 "Основні засоби". Крім того, як зазначено у Примітці 3 до консолідованої фінансової звітності, Група не залучала експертів для незалежної оцінки запасів нафти і газу на 31 грудня 2002 р. Відповідно, керівництвом Підприємства були зроблені певні припущення для того, щоб представити балансову вартість цих активів у консолідованій фінансовій звітності згідно з принципом історичної вартості. Через відсутність інформації, необхідної для застосування МСБО №16, ми не мали можливості отримати достатніх доказів для формування висновку щодо коректності відображення балансової вартості основних засобів станом на 31 грудня 2002 р., а відповідно – амортизаційних відрахувань за 2003 рік згідно з вимогами Міжнародних стандартів фінансового звітування. Вплив коригувань, які могли б бути необхідними, не піддається визначенню.

На нашу думку, за виключенням впливу коригувань на консолідований звіт про прибутки та збитки за 2003 рік, які могли б бути необхідними у випадку, якщо б ми отримали достатньо інформації стосовно питань зазначених у параграфі вище, зазначена вище консолідована фінансова звітність достовірно, в усіх суттєвих аспектах, відображає фінансовий стан Групи на 31 грудня 2003 р., а також консолідовані результати її діяльності і рух грошових коштів за рік, що закінчився зазначеною датою, згідно з Міжнародними стандартами фінансового звітування.

Ernst & Young Ukraudit

30 квітня 2004 року

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Фінансова звітність

Зведений баланс (НП(С)БО), тис. грн.

Актив	2002	2003
I. Необоротні активи		
Нематеріальні активи:		
Залишкова вартість	10 501	10 827
Первісна вартість	13 686	19 964
Накопичена амортизація	3 185	9 137
Незавершене будівництво	545 837	1 495 021
Основні засоби:		
Залишкова вартість	3 005 797	3 000 171
Первісна вартість	6 289 408	6 680 600
Знос	3 283 611	3 680 429
Довгострокові фінансові інвестиції:		
які обліковуються за методом участі в капіталі інших підприємств	136 000	146 477
інші фінансові інвестиції	72 315	114 880
Довгострокова дебіторська заборгованість	21 520	19 214
Відстрочені податкові активи	147 521	211 810
Інші необоротні активи		
Усього за розділом I	**3 939 491**	**4 998 400**
II. Оборотні активи		
Запаси:		
виробничі запаси	232 186	243 691
тварини на вирощуванні та відгодівлі	14 069	18
незавершене виробництво	10 511	6 217
готова продукція	42 958	33 533
товари	10 450	45 051
Векселі одержані	40 732	5 457
Дебіторська заборгованість за товари, роботи, послуги:		
чиста реалізаційна вартість	380 137	426 764
первісна вартість	739 102	777 874
резерв сумнівних боргів	358 965	351 110
Дебіторська заборгованість за розрахунками:		
з бюджетом	25 708	76 171
за виданими авансами	87 700	207 383
з нарахованих доходів		
із внутрішніх розрахунків		
Інша поточна дебіторська заборгованість	120 920	177 199
Поточні фінансові інвестиції		
Грошові кошти та їх еквіваленти:		
в національній валюті	43 134	18 523
в іноземній валюті	96	2 103
Інші оборотні активи	43 366	23 831
Усього за розділом II	**1 051 967**	**1 265 941**
III. Витрати майбутніх періодів	**2 254**	**676**
Баланс	**4 993 712**	**6 265 017**

Пасив	2002	2003
I. Власний капітал		
Статутний капітал	13 557	13 557
Пайовий капітал		
Додатковий вкладений капітал		
Інший додатковий капітал	1 362 196	1 357 650
Резервний капітал	3 389	3 389
Нерозподілений прибуток (непокритий збиток)	3 034 968	3 924 974
Неоплачений капітал		
Вилучений капітал		
Усього за розділом I	**4 414 110**	**5 299 570**
II. Забезпечення наступних витрат і платежів		
Забезпечення виплат персоналу		
Інші забезпечення		
Цільове фінансування	10 798	6 875
Усього за розділом II	10 798	6 875
III. Довгострокові зобов'язання		
Довгострокові кредити банків	317	
Інші довгострокові фінансові зобов'язання		
Відстрочені податкові зобов'язання	4 623	
Інші довгострокові зобов'язання	8 378	2 184
Усього за розділом III	**13 318**	**2 184**

Пасив	2002	2003
IV. Поточні зобов'язання		
Короткострокові кредити банків	95 834	
Поточна заборгованість за довгостроковими зобов'язаннями		
Векселі видані	639	600
Кредиторська заборгованість за товари, роботи, послуги	192 757	408 642
Поточні зобов'язання за розрахунками:		
з одержаних авансів	59 194	105 634
з бюджетом	51 325	118 099
з позабюджетних платежів	4 609	4 477
зі страхування	7 072	8 478
з оплати праці	17 437	14 146
з учасниками	16 030	16 030
із внутрішніх розрахунків		
Інші поточні зобов'язання	107 692	278 189
Усього за розділом IV	**552 589**	**954 295**
V. Доходи майбутніх періодів	**2 897**	**2 093**
Баланс	**4 993 712**	**6 265 017**

Зведений Звіт про фінансові результати (НП(С)БО), тис. грн.

Стаття	2003	2002
Доход (виручка) від реалізації продукції (товарів, робіт, послуг)	3 918 416	2 665 528
Податок на додану вартість	611 913	444 097
Акцизний збір		1
Рентна плата	298 631	173 700
Інші вирахування з доходу	53 391	241
Чистий доход (виручка) від реалізації продукції (товарів, робіт, послуг)	2 954 481	2 047489
Собівартість реалізованої продукції (товарів, робіт, послуг)	1 506 743	985 472
Валовий:		
прибуток	1 447 738	1 062 017
збиток	–	
Інші операційні доходи	330 305	127 329
Адміністративні витрати	96 227	133 835
Витрати на збут	41 057	19 876
Інші операційні витрати	366 817	163 686
Фінансові результати від операційної діяльності:		
прибуток	1 273 942	871 949
збиток	–	
Доход від участі в капіталі		
Інші фінансові доходи	59 016	47 535
Інші доходи	24 024	19 777

Стаття	2003	2002
Фінансові витрати	3 861	12 685
Втрати від участі в капіталі		
Інші витрати	107 976	167 753
Фінансові результати від звичайної діяльності до оподаткування:		
прибуток	1 245 145	758 823
збиток	–	
Податок на прибуток від звичайної діяльності	355 139	312 809
Фінансові результати від звичайної діяльності:		
прибуток	890 006	446 014
збиток	–	
Надзвичайні:		
доходи		
витрати		
Податки з надзвичайного прибутку		
Чистий:		
прибуток	890 006	446 014
збиток	–	

Зведений Звіт про рух грошових коштів (НП(С)БО), тис. грн.

Стаття	2003		2002	
	Надходження	Видаток	Надходження	Видаток
І. Рух коштів у результаті операційної діяльності				
Прибуток (збиток) від звичайної діяльності до оподаткування	1 245 145		758 823	
Коригування на:				
амортизацію необоротних активів	436 232	Х	320 927	Х
збільшення (зменшення) забезпечень		3 923		7 922
збиток (прибуток) від нереалізованих курсових різниць		18		
збиток (прибуток) від неопераційної діяльності	24 936		100 441	
Витрати на сплату відсотків	3 861	Х	12 685	Х
Прибуток (збиток) від операційної діяльності до зміни в чистих оборотних активах	1 706 233	0	1 184 954	0
Зменшення (збільшення):				
оборотних активів		244 266	11 265	
витрат майбутніх періодів	1 689		2 916	
Збільшення (зменшення):				
поточних зобов'язань	563 157			45 478
доходів майбутніх періодів		804		480
Грошові кошти від операційної діяльності	2 026 009	0	1 153 177	0
Сплачені:				
відсотки	Х	3 200	Х	12 685
податки на прибуток	Х	374 292	Х	367 116
Чистий рух коштів до надзвичайних подій	1 648 517	0	773 376	0
Рух коштів від надзвичайних подій				
Чистий рух коштів від операційної діяльності	**1 648 517**	**0**	**773 376**	**0**
ІІ. Рух коштів у результаті інвестиційної діяльності				
Реалізація:				
фінансових інвестицій	522	Х	10	Х
необоротних активів	11 313	Х	15 300	Х
майнових комплексів	798			

Стаття	2003		2002	
	Надходження	Видаток	Надходження	Видаток
Отримані:				
відсотки		X	299	X
дивіденди	763	X	47 236	X
Інші надходження	364	X		X
Придбання:				
фінансових інвестицій	X	24 375	X	22 538
необоротних активів	X	1 565 065	X	808 917
майнових комплексів	X		X	
Інші платежі	X		X	24 227
Чистий рух коштів до надзвичайних подій	0	1 575 680	0	792 837
Рух коштів від надзвичайних подій				
Чистий рух коштів від інвестиційної діяльності	0	1 575 680	0	792 837
III. Рух коштів у результаті фінансової діяльності				
Надходження власного капіталу		X		X
Отримані позики	957	X	163 859	X
Інші надходження		X		X
Погашення позик	X	96 416	X	112 708
Сплачені дивіденди	X		X	113
Інші платежі	X		X	
Чистий рух коштів до надзвичайних подій	0	95 459	51 038	0
Рух коштів від надзвичайних подій				
Чистий рух коштів від фінансової діяльності	0	95 459	51 038	0
Чистий рух коштів за звітний період	0	22 622	31 577	0
Залишок коштів на початок року	43 230	X	11 653	X
Вплив зміни валютних курсів на залишок коштів	18			
Залишок коштів на кінець року	20 626	X	43 230	X

Зведений Звіт про власний капітал за 2003 рік, тис. грн

Стаття	Статутний капітал	Інший додатковий капітал	Резервний капітал	Нерозподілений прибуток	Разом
Залишок на початок року	13 557	1 362 196	3 389	3 027 505	4 406 647
Виправлення помилок				7 463	7 463
Скоригований залишок на початок року	13 557	1 362 196	3 389	3 034 968	4 414 110
Переоцінка активів:					
Дооцінка основних засобів		39			39
Уцінка основних засобів		-4 218			-4 218
Дооцінка нематеріальних активів					
Уцінка нематеріальних активів					
Чистий прибуток (збиток) за звітний період				890 006	890 006
Розподіл прибутку:					
Виплати власникам (дивіденди)					
Спрямування прибутку до статутного капіталу					
Відрахування до резервного капіталу					
Вилучення капіталу:					
Викуп акцій (часток)					
Зменшення номінальної вартості акцій					
Безкоштовно отримані активи		-367			-367
Амортизація безкоштовно отриманих активів					
Разом зміни в капіталі					
Залишок на кінець року	13 557	1 357 650	3 389	3 924 974	5 299 570



Контактна інформація



Повна назва емітента
Відкрите акціонерне товариство "Укрнафта"

Місцезнаходження
Несторівський провулок, 3–5, м. Київ, 04053, Україна.

Галузь
Нафтогазовидобувна промисловість

Відомості про державну реєстрацію:

Дата реєстрації 23 березня 2000 р.

Місце реєстрації Шевченківська райдержадміністрація м. Київ

Свідоцтво про реєстрацію № 05471

Контактна інформація:

Телефон + (380 44) 226–3422, 212–4462

Факс + (380 44) 212–5922

E-mail postinfo@ukrnafta.com

Акції та акціонерний капітал:

Загальна кількість акцій 54 228 510 акцій

Кількість простих іменних акцій 54 228 510 акцій

Номінальна вартість 0,25 грн.

Тікер (ПФТС) UNAF

Статутний фонд 13 557 127,5 грн.

ADR:

Тікер UKRNY

Банк депозитарій ADR: The Bank of New York

Місцезнаходження
101 Barclay St., 22 West New York, NY 10286

Телефон + (212) 815 – 3095

Факс + (212) 571 – 3050

E – mail: ivakhraneva@bankofny.com

Реєстратор: ВАТ "Фінансова компанія "Укрнафтогаз"

Місцезнаходження: Вул. Празька 5, м. Київ, 02090, Україна.

Телефон + (380 44) 551 – 9540, 551 – 9514

Факс + (380 44) 551 – 9540, 552 – 0241

E – mail: reestr@naftogaz.com.ua



2003

Annual report

Mission and Vision

Our Mission

Ukrnafta JSC is a leading participant in the oil and gas industry doing business in various regions of Ukraine from the West to the East with respect for local peculiarities and following one mission – to efficiently develop and distribute Ukraine's energy resources and ensure the balance of interests for our shareholders, customers, employees, and the state.

Our Vision

We view Ukrnafta JSC as a vertically integrated company which supplies vital energy products and services, and is highly competitive in the market due to:

- stable production
- introduction of new technologies
- highly professional team
- thoughtful environmental policy

Content



Operational and Financial Highlights

Since its foundation in 1994, the company has become a leading marketer in the oil production and refinery in Ukraine.

For the first time during last years we managed to stabilize the Company's performance and increase production. It became possible due to the new management decisions, broadening of the raw material supply, and optimizing the production.

Company's performance in 2003 compared with 2002:

- production of oil with condensate grew by 2.97%, and gas production by 0.61%;
- drilling volumes increased by 2.55%;
- number of wells put into operation Increased by 3 wells;




2 812
2 895,4
1 405,2
1 506,8
2002
2003
first half of 2003
first half of 2004
Oil and condensate production, thousands of tons


3 254,8
3 274,6
1 582,6
1 673,0
2002
2003
first half of 2003
first half of 2004
Gas production, millions of cubic meters


138,3
140,3
71,4
77,8
2002
2003
first half of 2003
first half of 2004
Production of liquefied gas, thousands of tons


171,4
198,8
83,2
104,8
2002
2003
first half of 2003
first half of 2004
Production of stable petroleum, thousands of tons

Indicator	Unit	2002	2003	Absolute deviation, +/-	Relative deviation, %	First year-half 2003	First year-half 2004	Absolute deviation, +/-	Relative deviation, %
1 Oil with condensate production	brls	20 612.0	21 223,3	611,3	103.0	10 300,1	11 044,8	744,7	107.2
2 Gas production	mln m³	3 254.8	3 274.6	19.8	100.6	1 582.6	1 673.0	90.4	105.7
3 New wells put into operations	well	54	57	3	105.6	28	35	7	125.0
4 Stable petroleum production	brls	1 256,4	1 457,2	200,8	116.0	609,9	768,2	158,3	126.0
5 Liquefied gas production	brls	1 013,7	1 028,4	14,7	101.4	523,4	570,3	46,9	109.0
6 Drilling	thou m	180,5	185,0	4.5	102.5	90.4	92.3	1.9	102.1
8 Gross revenues from sales	thou USD	499 958.4	734 955.6	234997.2	147,0	309 026.5	440 599.2	131 572.7	142.5
9 Net income	thou USD	83 656.4	166 933.5	83 277.1	199,5	72 410.8	92 605.5	20 194.7	127.9
10 Payments to the budget	thou USD	163 218.6	201 745.3	38 526.7	123,6	77 178.8	111 687.1	34 508.3	144.7

- liquefied gas production went up by 1.44%, and stable petroleum by 16.11%;
- income grew by $234 997.2 thou;
- net profit doubled;
- payments to budgets of all levels increased by $38 526.7 thou.

Well-chosen performance strategy and actual results of 2003 operations helped the Company to improve its operational and financial performance in the first half of 2004 compared with 2003 corresponding period, which is proved by the main indicators growth:

- production of oil with condensate by 7.2%;
- gas production by 5.1%;
- drilling volumes by 2.1%;
- number of wells put into operation grew by 7 wells;
- liquefied gas production by 9%;
- stable petroleum production by 26%;
- income /earnings by $131 572.7;
- net profit by $20 194.7;
- payments to budgets of all levels by $34 508.


446,0
890,0
386,1
493,7
2002
2003
first half of 2003
first half of 2004

Net income, thou of USD


870,2
1 075,6
411,5
595,5
2002
2003
first half of 2003
first half of 2004

Total budget payments, thou of USD



We take this opportunity to tell you about Ukrnafta's production potential, work force, financial and technical facilities which enable the Company to deal with various issues of cooperation in the energy industry both domestically and internationally.

To Our Shareholders

A number of events contributed to the Company's growth in 2003, which gives us optimistic vision of the future. The Company strengthened a positive tendency of the larger volumes of oil with condensate and gas production; drilling volumes also increased compared to 2002.

Our assets and income increased substantially in 2003; the gross revenues from sales went up by 47%, and net income doubled.

Strict control of the cash flow from sales provided for the timely payments to the state budget, which amounted to $38 526.7 thou, i.e. increased 23.6% over 2002. Payments in cash made up 96.3% of the total amount.

Efficient financial management and introduction of the centralized inventory purchase system on tender basis helped the Company to reduce the inventory expenditures by $13.3 million.

Today's energy market is highly competitive, therefore the Company is on the alert to react to any changes. Following the goal to stabilize the achieved results and maintain the positive dynamics, we continue the formation of the first vertically integrated oil and gas company (VIOGC) in Ukraine. During 2003 and the first half of 2004 we have established a network of petroleum stations: 175 units in 19 regions of Ukraine. In the nearest future the Company plans to purchase oil refineries and finalize the VIOGC formation.

During 2003 and the first half of 2004 some measures have been taken to improve financial management: the system of budgeting is being introduced and the information exchange system is being updated. The management has become more efficient due to the corporate network development.

In line with the Guidelines for Ukrnafta's IT System Development we have started a project to develop a single system for oil and gas accounting, which involves the leading research and design institutions of the energy sector.

We continue the development of a centralized system for managerial and financial accounting with the aim to introduce a comprehensive management system based on ERP standards.

The company's main principle is to keep to the rule of economic expediency: it means that while striving for success we care for our shareholders, employees, and their children's future. We are looking for the approaches and opportunities that will help to join our efforts and together provide for further success of our Company.

We are open for cooperation and are looking forward to acquiring new partners. We have the vision of our Company's future, and we work for the benefit of our shareholders.

Sincerely,

Igor Palytsya
Board Chairman



Development Strategy



Since it was founded 10 years ago, Ukrnafta JSC has been pursuing a consistent policy aimed at meeting the interests of its shareholders as well as the state. Therefore, the Company's priority is to implement the long-term development plan, which envisages effective utilization of available resources, highly professional work force, and further increase of the share market value.

Formation of a vertically integrated company is the aim of Ukrnafta's strategic development.

During 2003 the Company's management was taking actions to phase in the next stage of the Concept to establish a network of petroleum stations, for which the Company purchased 175 units in 19 regions of Ukraine, namely: Lvivska (24 units), Dnipropetrovska (18 units), Zaporizka (17 units) Rivnenska (16 units), Cherkaska (16 units), Ternopilska (12 units), Zakarpatska (11 units), Ivano-Frankivska (11 units), Volynska (10 units), Donetska (2 units), Gitomirska (3 units), Kyivska (4 units), Kirovogradska (6 units), Luganska (6 units), Odeska (8 units), Hersonska (2 units), Kharkivska (2 units), Khmilnitska (5 units), Cremea (2 units).

Currently Ukrnafta's Board is considering a possibility of purchasing additional 30 units to meet the projected year-end number of 400 petroleum stations. Ukrnafta's goal is to have own petroleum station network of 947 units by 2007.

Development of the domestic brand petroleum station network will contribute to the economic and financial growth of the Company, and will have a positive impact on the light oil product price formation, especially in the periods of sharp price fluctuations.

The final stage of Ukrnafta JSC formation is purchasing the stock of Ukrainian refineries. In accordance with the Decree of the President of Ukraine #814 of July 16, 2004 "On Measures to Improve Energy Sector Management" the state-owned stock of Ukrtatnafta JSC and NPK-Galychyna JSC shall be transferred to the Company's authorized capital.

Shareholders' Equity and Securities

Ukrnafta is one of the leading participants of the Ukrainian stock market as for securities liquidity and agreements concluded at the First Stock Trading System (FSTS). In August 2004 market capitalization made up about $ 720 mln. During 2002-2004 it has increased by $ 460 mln. Ukrnafta's share rate has increased 284 times and currently is UAH 71 per share.

Ukrnafta JSC was registered as a corporation on 31.03.1994. Its UAH 13 557 127.5 equity consists of 54 228 510 ordinary shares with UAH 0.26 per share value. 50 percent + 1 share stock was transferred to Naftogaz Ukrainy National JSC equity, and other 50 percent stock is owned by legal entities and individuals.

Ukrnafta was the first Ukrainian company to join the international stock market, when in 1999 it carried out American Depository Receipts (ADR) Program of the first level (depository: the Bank of New York). ADRs are listed at the Berlin and Frankfurt Stock Exchanges and they are in demand at the American Stock Exchange. The value if 1 ADR, which consists of 6 ordinary shares, currently exceeds $ 80.

There has been a stable demand for Ukrnafta shares in the domestic stock exchange, which is proved by the volume of the contracts concluded and demonstrates that the company is highly attractive. As of 01.09.2004 Ukrhafta's stock is included into FSTS index and Frontier Composite index, estimated by Standart and Poor's for developing markets.

Ukrnafta's vertically integrated structure will facilitate further increase of the stock value and the Company's capitalization. Financial sustainability, production volumes, highly professional management make the Company more attractive for investment and increase the stock quoted price.


STOCKS

Ukrnafta stock quotation


UAH
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
18/1/01
27/7/01
19/11/01
4/3/02
13/6/02
26/9/02
25/2/03
6/6/03
21/10/03
20/1/04
13/04/04
2/8/04
Purchasing
Selling
Last deal price

International Activity

As Ukrainian oil resources are becoming more scarce while the exploration and production are getting more complicated, the international activity is becoming an important part of the Company's strategy: it can offer in the world market the services of drilling, construction and maintenance of oil and gas wells, preparation and transportation of oil and gas products and other supporting services. The oil production in other countries is considered one of the most important elements of supply diversification.

Ukrnafta employees have a good experience in drilling and construction of wells in Russia, Iraq, Italy, Pakistan, Syria, Libya, Cuba, and Vietnam.

In 2003 the Company had good financial and operational results and also achieved success in the international activity, which is concentrated in three main areas: work abroad, investment activity, and equipment import.

To diversify the sources of energy supply to Ukraine, in 2003 Ukrnafta implemented a number of measures to find access to the international oil and gas markets.

In accordance with the resolutions adopted in 2000, Ukrnafta's Representative Office was opened in Moscow, which helped to start cooperation with Russian companies – producers of oil industry equipment.

Actions have been taken to find a partner in Kazakhstan to set up a joint venture. The Company held negotiations to start cooperation in the Persian Gulf countries: the United Arab Emirates, Kuwait, Qatar, Oman.

Today the Company has 4 joint ventures, where we managed to increase oil with condensate production by 22.5% in 2003, while gas production went up 0.3% from 2002.

The Company's 2004 income projections include more than $2.1 mln from joint venture operations and above $8.1 mln from joint investment activity.

The Company managed to fulfill the program due to timely installation of $6 mln worth imported equipment.

The Company takes part in international exhibitions, conferences, seminars to promote its plans for international activities.

To have the right to participate in international tenders for exploration and drilling works, the Company carries out the certification of drilling and oil production equipment to meet the international standards. Our employees are certified at the International Certification Center in Hungary and other international educational centers, which meet the IADC requirements.



FINANCIAL STATEMENTS CONSOLIDATED BALANCE SHEET (NAS), USD in thousands

Asset	2002	2003
I. Non-current assets		
Intangible assets:		
residual value	1 970	2 031
original cost	2 567	3 745
depreciation	597	1 714
Construction in progress	102 380	280 413
Fixed assets:		
residual value	563 781	562 725
original cost	1 179 670	1 253 043
wear and tear	615 889	690 318
Long-term financial investments:		
minority interest	25 509	27 474
other financial investments	13 564	21 547
Long-term indebteness	4 036	3 604
Deferred fiscal assets	27 670	39 728
Other non-current assets		
Section I, totally	**738 909**	**937 522**
II. Current assets		
Inventory:		
production stock	43 550	45 708
livestock	2 639	3
construction in progress	1 971	1 166
finished products	8 057	6 290
goods	1 960	8 450
Accounts receivable	7 640	1 024
Debit indebtedness for goods, works, services:		
net selling price	71 300	80 046
original cost	138 629	145 902
doubtful debt reserve	67 329	65 856
Debit indebtedness for payments:		
to the budget	4 822	14 287
for advances paid	16 449	38 898
for incomes charged		
for internal payments		
Other current debit indebtedness	22 680	33 236
Current financial investments		
Cash and cash equivalents:		
in national currency	8 090	3 474
in foreign currency	18	394
Other current assets	8 134	4 470
Section II, totally	**197 312**	**237 446**
III. Deferred expenses	**423**	**127**
BALANCE	**936 644**	**1 175 095**

Liabilities	2002	2003
I. Shareholders' equity		
Authorized capital	2 543	2 543
Share capital		
Additional paid-in capital		
Other additional capital	255 500	254 647
Reserve capital	636	636
Undivided profit (irrecoverable loss)	569 252	736 186
Unpaid capital		
Withdrawn capital		
Section I, totally	**827 930**	**994 011**
II. Provision of future expenses and payments		
Provision of payments to employees		
Other provisions		
Special-purpose funding	2 025	1 290
Section II, totally	**2 025**	**1 290**
III. Long-term liabilities		
Long-term bank credits	59	
Other long-term financial liabilities		
Deferred tax liabilities	867	
Other long-term liabilities	1 571	410
Section III, totally	**2 498**	**410**

Liabilities	2002	2003
IV. Current liabilities		
Short-term bank credits	17 975	
Current indebtedness on long-term liabilities		
Accounts payable	120	113
Credit indebtedness for goods, works, services	36 154	76 647
Current liabilities for payments:		
for advances received	11 103	19 813
to the budget	9 627	22 151
for non-budgetary payments	864	840
for insurance	1 326	1 590
for salaries and wages	3 271	2 653
payable to shareholders	3 007	3 007
for internal payments		
Other current liabilities	20 199	52 178
Section IV, totally	**103 646**	**178 992**
V. Deferred income	**543**	**393**
BALANCE	**936 643**	**1 175 095**

FINANCIAL STATEMENTS CONSOLIDATED STATEMENT OF INCOME (NAS), USD in thousands

Item	2002	2003
Sales (goods, works, services)	**499 958**	**734 956**
Value added tax (VAT)	83 297	114 773
Excise duty	0	
Rental payment	32 580	56 013
Other deductions from income	45	10 014
Net sales (goods, works, services)	**384 036**	**554 156**
Cost of sales (goods, works, services)	**184 840**	**282 611**
Gross:		
profit	199 197	271 544
loss		
Other operating incomes	23 882	61 953
Administrative expenditures	25 103	18 049
Expenses on the sale of finished products	3 728	7 701
Other operating expenses	30 702	68 802
Financial results from operating activity:		
profit	163 547	238 946
loss		
Income from minority stake		
Other financial income	8 916	11 069
Other income	3 709	4 506

Item	2002	2003
Financial expenses	2 379	724
Losses from minority stake		
Other expenses	31 465	20 252
Financial results from primary activity before taxes:		
profit	142 328	233 545
loss		
Tax on profit from primary activity	58 672	66 611
Financial results from primary activity:		
profit	83 656	166 934
loss		
Extraordinary:		
incomes		
expenses		
Taxes on extraordinary profit		
Net profit	**83 656**	**166 934**
Dead loss		



Contact Information

Full name of a company Ukrnafta Joint-Stock Company

Address 04053, 3-5, Nestorivsky provulok, Kyiv, Ukraine.

industry Oil and gas production

Information on registration:

Date of registration March 23, 2000

Authorized body Shevchenkivska District Public Administration, Kyiv

Registration license № – 05471

Contact information:

Telephone + (380 44) 226 – 3422, 212 – 4462

Fax + (380 44) 212 – 5922

E-mail: postinfo@ukrnafta.com

Shares and share capital:

Total number of shares 54 228 510 ps

Number of ordinary nominal shares 54 228 510 ps

Face value 0.047 USD

Ticker (PFTS) UNAF

Authorized fund 2 542 835.5 USD

ADR:

Ticker UKRNY

Deposit bank for ADRs: The Bank of New York

Address 101 Barclay St., 22 West New York, NY 10286

Telephone +(212) 815 – 3095

Fax +(212) 571 – 3050

E – mail: ivakhraneva@bankofny.com

Registrar: JSC Financial Company Ukrnaftogaz

address 02090, 5, Prazka-Str., Kyiv, Ukraine

Telephone + (380 44) 551 –9540, 551 – 9514

Fax + (380 44) 551 –9540, 552 – 0241

E – mail reestr@naftogaz.com.ua





© ВАТ "УКРНАФТА" 2004
© ТОВ "Ю.Ен.Джі" 2004